Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES EXECUTION OF THREE YEAR

MANAGEMENT SERVICES AGREEMENT WITH

URANIUM PARTICIPATION CORPORATION

Toronto, ON – March 4, 2016 Denison Mines Corp. (the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to announce that its wholly owned subsidiary, Denison Mines Inc. (“Denison” or the “Manager”), has entered into a new three year agreement (the “MSA”) to provide management services to Uranium Participation Corporation (“UPC”) (TSX: U). The MSA will take effect on April 1, 2016, at the conclusion of the current MSA between UPC and Denison.

David Cates, President & CEO of Denison and UPC commented “Denison is very pleased to have reached an agreement with UPC to continue as the company’s Manager for another three years. We are proud of the relationship that Denison has nurtured with UPC, since UPC’s inception, and we look forward to continuing to represent UPC and the entire uranium industry in the coming years. We believe there is a bright future for nuclear energy and the uranium industry and we are honoured to act as a steward for both UPC and the industry.”

Under the terms of the MSA, UPC appoints Denison to act as the manager of the Corporation and grants the Manager the authority and responsibility to manage and administer the business and affairs of UPC, subject to the oversight and applicable approvals from the Board of Directors. The Manager is responsible for providing the Corporation with a Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and Corporate Secretary, as well as any other position necessary to carry out its responsibilities for the administration and oversight of UPC’s uranium inventories, as well as UPC’s financial reporting, investor relations and marketing activities.

The fees payable to Denison for providing these services to UPC under the MSA, will be as follows:

•	a base fee of $400,000 per annum, payable in equal quarterly installments;
•	a variable fee equal to (a) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million; and (b) 0.2% per annum of UPC’s total assets in excess of $500 million;
•	a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and
•	a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6, or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The MSA takes effect on April 1, 2016 for a three year term ending March 31, 2019 (the “Term”), at which point it may be renewed on terms mutually acceptable to each party. The MSA may be terminated during the Term by either party upon the provision of 120 days’ written notice and by UPC within 90 days of certain events surrounding a change of the individuals serving as CEO and CFO of UPC, and/or a change of control of the Manager.

All of the amounts in this release are stated in Canadian dollars.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering over 390,000 hectares in the eastern Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 61.55% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, and a 90% interest in the Dome project in Namibia.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corporation, a publicly-traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates President and Chief Executive Officer	(416) 979 – 1991 ext. 362

Sophia Shane Investor Relations	(604) 689-7842

Follow Denison on Twitter	@DenisonMinesCo

Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the following: exploration (including drilling) and evaluation activities; total expected cost of such activities and Denison’s share of same; completion of the PEA; CNSC’s approval to increase the annual production limit of U3O8 at the McLean Lake mill as well as the collective bargaining with unionized employees at the McClean Lake mill, and their respective impact on the 2016 production plan and Denison’s share of revenue from the Cigar Lake toll milling arrangement; Denison’s share of operating and capital expenditures; acceptance by Mongolian authorities of application for applicable mining licenses, and receipt and amount of contingent payments in a timely manner; Denison’s ability to complete a spin-out or disposal transaction of its African interests; DES’ expected revenue from operations, and its forecast expenses and expenditures; and renewal of the MSA with UPC and forecast revenue and expenses associated with providing services under MSA.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 5, 2015 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

2